EXHIBIT 4.3


                                                                  EXECUTION COPY


                               AMENDMENT NO. 2 TO

                             SHAREHOLDERS AGREEMENT

         This AMENDMENT NO. 2 (this "Amendment") with respect to the Shareholders Agreement (the "Agreement") dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation ("COMCOR"), and Columbus Nova Investments VIII Ltd., a Bahamas company ("CNI" and together with COMCOR, the "Parties" and each individually, a "Party"), is made and entered into by the Parties as of December 30, 2004. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

         WHEREAS, the Parties would like to amend the Agreement to memorialize their additional agreements with respect to the management structure of MOCC and CCTV.

         NOW, THEREFORE, in consideration of the mutual agreements herein contained and intending to be legally bound hereby, the Parties agree as follows:

1.       Amendment

         Following the closing of the Columbus Nova financing transactions, the Parties will instruct the management team of MOCC/CCTV to prepare for the first meeting of the new Board of Directors of MOCC a detailed 180-day operating plan for MOCC/CCTV, which will contain specific operating and financial targets that will be used to monitor operations and evaluate the performance of individual top managers. After 6 months, the MOCC Board of Directors will compare actual results to the 180-day plan targets and conduct an extensive performance review of individual top managers.

         The consulting contracts of Charles Roberts and Ali Mohamed will be amended prior to the closing of the Columbus Nova financing transactions to provide for the 6-month initial term. The Parties agree that the performance of Charles Roberts and Ali Mohamed under their consulting engagements will be monitored and reviewed. Any extension of the initial 6-month period must be approved unanimously by the MOCC Board of Directors.

2.       Governing Law and Language

         This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. This Amendment is written in English, and the notarized Russian language translation is provided only for the convenience of the parties. In the case of inconsistency or issues of interpretation between the English and Russian texts, the English text shall control.

3.       Counterparts

         This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.



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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.


         MOSKOVSKAYA TELECOMMUNIKATSIONNAYA CORPORATSIYA


         By ________________________
         Name:
         Title:


         COLUMBUS NOVA INVESTMENTS VIII LTD.


         By ________________________
         Name:
         Title: